December 16, 2008

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0609

RE:	Ambassadors Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
and Document Incorporated by Reference Filed March 6, 2008
Form 10-Q for the quarterly period ended September 30, 2008 and filed November 7, 2008
File No. 000-33347

Dear Mr. Spirgel:

Please find below Ambassadors Group, Inc.’s (the “Company”) response to your letter, dated December 3, 2008, regarding our documents listed above, filed with the United States Securities and Exchange Commission (the “Commission”). As requested, the Company has keyed its response to your comments and have attempted to provide you with a high level of detail. Of course, should you have any further questions, please feel free to contact me at any time at the telephone number indicated at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 3. Legal Proceedings, page 12

1.	In future filings, please discuss the likelihood that resolution of your material litigation will have a material adverse effect on your financial condition or results of operation.

Company’s Response: We will provide this information in future filings.

Item 7. Management’s Discussion and Analysis, page 20

Results of Operations, page 21

2.
In future filings, please provide more detailed analysis for the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350,34-48960, dated December 29, 2003), the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), and the Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 16, 2008

Company’s Response: We will provide more detailed analysis in future filings.

Signatures, page II-1

3.	In future filings please identify which officer is signing on behalf of the registrant in the capacity of controller or principal accounting officer. See General Instruction D(2)(a) of Form 10-K.

Company’s Response: We will provide this information in future filings.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

4.
In future filings, explain how the compensation committee determined compensation levels at the company were competitive with the companies contained in survey data. It is not clear what is meant by “the base line for each component of the executives’ compensation.”

Company’s Response: We will provide this information in future filings.

5.
Since it appears that your performance targets for the current year are set by the compensation committee before the filing of your Form 10-K for the most recently completed fiscal year, in future filings, you should disclose what the performance targets are for the current fiscal year.

Company’s Response: We will provide this information in future filings.

6.
In future filings, disclose how you arrived at and why you paid the particular levels of long-term incentive compensation for each named executive officer. For example, we note that each of your named executive officers received a grant of stock options and restricted stock on November 8, 2007. However, you do not provide disclosure analyzing the reason why these awards were chosen by the committee. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 16, 2008

Company’s Response: We will provide this information in future filings.

Benefits and Perquisites, page 13

7.
We note that your customer base is primarily comprised of students and educators. In future filings, please clarify how your executives’ country club memberships “provide a place for executives to continue to interact with customers and develop business during non-business hours.”

Company’s Response:  We will provide this information in future filings.

Employment Contracts, Termination of Employment, page 19

8.
In future filings, briefly explain what kinds of events constitute “cause” and “good reason” under the pertinent employment agreement so that investors may understand when Mr. Thomas may become entitled to severance or termination payments.

Company’s Response:  We will provide this information in future filings.

Compensation Committee Report, page 24

9.
In future filings, revise your Compensation Committee Report to also state whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in your annual report on form 10-K

Company’s Response:  We will provide this information in future filings.

Form 10-Q for the quarterly period ended September 30, 2008

Note 1. Organization and Basis of Presentation, page 5

10.
Please see the last paragraph. If true, revise to state in future filings that all adjustments were of a normal recurring nature. Otherwise, describe in detail the nature and amount of the adjustments that were other than normal recurring nature.

Company’s Response:  We will provide this information in future filings.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 16, 2008

Item 2. Management’s Discussion and Analysis, page 15

Executive Overview, page 16

11.
We note your 2008 acquisition of BookRags, Inc. and your reorganization into two reporting segments following such acquisition. Although your Form 10-Q disclosure highlights the anticipated benefits of the acquisition, in future filings you should include a more detailed discussion of management’s impetus for expanding the company’s operations into a “complimentary” area. Future overview discussion should highlight management’s current expectations for the development of this business and whether it believes educational research services will grow to become on par with its historical travel operations.

Company’s Response:  We will provide this information in future filings.

12.
Item 303 of Regulation S-K requires that a registrant describe any known trends that have had, or that the registrant reasonably expects will have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In this regard, we note that the company’s total revenues significantly declined during each of the past two quarters when compared with the second and third quarters of 2007, respectively. However, you do not provide a discussion of whether you believe this known trend will have a material favorable or unfavorable impact on total revenues in future periods. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on the registrant’s financial condition or results of operation. Therefore, in future filings, please enhance your MD&A disclosure to discuss the impact of known trends, demands, commitments, events or uncertainties arising during the interim period which are reasonably likely to have material effects on your financial condition or results of operations. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350,34-48960, dated December 29, 2003), and Section lll.E. of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Company’s Response:  We will provide this information in future filings.

Market Risk, Financial Instruments, page 19

13.
We understand that some of your high-quality, tax-exempt municipal investments “are wrapped with insurance by various monoline bond insurers.” Please tell us your consideration of the current financial crisis in determining whether this crisis had or will have an impact on the fair value of these investments. Also, tell us the amounts that you have invested in these instruments as of September, 30, 2008 and December 31, 2007.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 16, 2008

Company’s Response:  As of September, 30, 2008 and December 31, 2007, the Company had $48.1 million and $60.0 million of municipal investments backed by various monoline bond insurers, respectively. In determining whether the current financial crisis had or will have an impact on the fair value of these investments we considered the individual ratings of each bond held including: the underlying rating of the issuer irrespective of the insurance, the performance of the issuer, the term of the bond, the quality of bond insurance provided, the rating of the bond insurer, and the fair value as of each reporting date. Based on these considerations, we determined that there was not any other than temporary impairment of these investments as at the reporting dates. At the reporting dates and into the future we recognize that these investments are subject to general credit, liquidity, market and interest rate risks, which have been accentuated by the current financial crisis. The fair value of these investments accordingly will continue to change, and we will continue to evaluate their carrying values.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated above, we have attempted in this letter to address all of the comments presented by your letter of December 3, 2008. We believe that by addressing your comments in this letter we have eliminated the need to file any amendment to any filings identified in the Commission’s letter.

Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
December 16, 2008

We look forward to your confirmation that these items have been appropriately addressed and that the matter is concluded. Should you have any further questions, please contact me at telephone number (509) 568-7617.

Sincerely,

/s/Chadwick J. Byrd
Chief Financial Officer
Ambassadors Group, Inc

CJB:js
Cc:        Jeffrey Thomas, CEO
 Gerald Chizever, Loeb & Loeb, LLP